This report supersedes and replaces the report previously filed on 7 October 2019.

SEC Mail Processing

NOV 15 2019

Washington, DC

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2019

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2019 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2019 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

ADB ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2019

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1361_AUDM0027_00_1	15-Aug-19	15-Aug-24	AUD350mn 1.10% Notes due 15 Aug 2024	AUD	350,000,000.00
1366_AUDM0028_00_1	18-Sep-19	18-Mar-30	AUD150mn 1.60% Notes due 18 March 2030	AUD	150,000,000.00
			AUD TOTAL		**500,000,000.00**
1257_GMTN0984_10_1	25-Sep-19	25-May-23	EUR100mn 0.20% Global Notes due 25 May 2023	EUR	100,000,000.00
			EUR TOTAL		**100,000,000.00**
1329_GMTN1053_01_1	19-Sep-19	19-Mar-24	GBP300mn SONIA FRN due 19 March 2024	GBP	300,000,000.00
			GBP TOTAL		**300,000,000.00**
1359_GMTN1080_00_2	12-Aug-19	13-Aug-20	HKD100mn 1.762% Notes due 13 August 2020	HKD	100,000,000.00
1360_GMTN1081_00_2	13-Aug-19	14-Aug-20	HKD115mn 1.725% Notes due 14 August 2020	HKD	115,000,000.00
1362_GMTN1082_00_2	22-Aug-19	24-Aug-20	HKD100mn 1.73% Notes due 24 August 2020	HKD	100,000,000.00
1363_GMTN1083_00_2	21-Aug-19	24-Aug-20	HKD115mn 1.81% Notes due 24 August 2020	HKD	115,000,000.00
1364_GMTN1084_00_2	10-Sep-19	11-Sep-20	HKD115mn 1.778% Notes due 11 September 2020	HKD	115,000,000.00
			HKD TOTAL		**545,000,000.00**
1229_NZDM0008_01_1	27-Aug-19	17-Jan-23	NZD425mn 3.00% Notes due 17 January 2023	NZD	425,000,000.00
			NZD TOTAL		**425,000,000.00**
1327_GMTN1051_01_1	7-Aug-19	14-Mar-22	RUB1.0bn 7% Notes due 14 March 2022	RUB	1,000,000,000.00
			RUB TOTAL		**1,000,000,000.00**
1348_GMTN1072_00_2	8-Jul-19	8-Jul-26	SEK1.250bn 0.295% Notes due 8 July 2026	SEK	1,250,000,000.00
1348_GMTN1072_01_2	30-Aug-19	8-Jul-26	SEK150mn 0.295% Notes due 8 July 2026	SEK	150,000,000.00
			SEK TOTAL		**1,400,000,000.00**
1349_GMTN1073_00_2	12-Jul-19	12-Jan-21	TRY300mn 16.25% Notes due 12 January 2021	TRY	300,000,000.00
1351_GMTN1075_00_2	22-Jul-19	22-Jul-24	TRY300mn Zero Coupon Deep Discount Callable Notes due 22 July 2024	TRY	300,000,000.00
1352_GMTN1076_00_2	26-Jul-19	26-Jul-21	TRY300mn Zero Coupon Deep Discount Notes due 26 July 2021	TRY	300,000,000.00
1356_GMTN1077_00_2	1-Aug-19	1-Aug-24	TRY300mn Zero Coupon Deep Discount Callable Notes due 1 August 2024	TRY	300,000,000.00
1358_GMTN1079_00_2	9-Aug-19	9-Aug-24	TRY300mn Zero Coupon Deep Discount Callable Notes due 9 August 2024	TRY	300,000,000.00
			TRY TOTAL		**1,500,000,000.00**
1062_GMTN0800_01_1	27-Aug-19	18-Feb-22	USD150mn 1.875% Notes due 18 February 2022	USD	150,000,000.00
1062_GMTN0800_02_1	30-Aug-19	18-Feb-22	USD100mn 1.875% Notes due 18 February 2022	USD	100,000,000.00
1350_GMTN1074_00_1	19-Jul-19	19-Jul-22	USD3.25bn 1.875% Global Notes due 19 July 2022	USD	3,250,000,000.00
1365_GMTN1085_00_1	12-Sep-19	10-Sep-21	USD 600mn SOFR FRN due 10 September 2021	USD	600,000,000.00
1367_GMTN1086_00_1	19-Sep-19	19-Sep-29	USD 2.0bn 1.75% Global Notes due 19 September 2029	USD	2,000,000,000.00
			USD TOTAL		**6,100,000,000.00**
1357_GMTN1078_00_2	1-Aug-19	1-Aug-29	ZAR3.6bn Zero Coupon Deep Discount Callable Notes due 1 August 2029	ZAR	3,600,000,000.00
1368_GMTN1087_00_2	20-Sep-19	21-Sep-20	ZAR220mn 6.33% Notes due 21 September 2020	ZAR	220,000,000.00
			ZAR TOTAL		**3,820,000,000.00**



ADB

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2019

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION	FINAL REDEMPTION
AUD							
AUD	0884_GMTN0636_00_2	26-Jul-19	26-Jul-19	AUD94,900,000 0.50% Deep Discount Notes due 26 July 2019		0.00	94,900,000.00
					AUD - TOTAL	0.00	94,900,000.00
BRL							
BRL	1127_GMTN0861_00_2	1-Jun-20	6-Sep-19	BRL40mn 7.50% Notes due 1 June 2020 payable in JPY		30,160,000.00 [a]	0.00
BRL	0947_GMTN0696_00_2	23-Jul-19	23-Jul-19	BRL36.42mn 0.50% Deep Discount due 23 July 2019 payable in JPY		0.00	36,420,000.00
BRL	1144_GMTN0877_00_2	28-Aug-19	28-Aug-19	BRL437.30mn 7.85% Notes due 28 August 2019 payable in JPY		0.00	230,520,000.00 [b]
					BRL - TOTAL	30,160,000.00	266,940,000.00
GEL							
GEL	1136_NMTN_00	6-Jul-19	6-Jul-19	GEL64mn Floating Rate Notes due 6 July 2019		0.00	64,000,000.00
					GEL - TOTAL	0.00	64,000,000.00
GHS							
GHS	1266_GMTN0992_00_2	22-Jul-19	22-Jul-19	GHS100mn 18.0% Notes due 22 July 2019			100,000,000.00
					GHS - TOTAL	0.00	100,000,000.00
HKD							
HKD	1276_GMTN1001_00_2	17-Jul-19	17-Jul-19	HKD100mn 1.76% Notes due 17 July 2019		0.00	100,000,000.00
					HKD - TOTAL	0.00	100,000,000.00
JPY							
JPY	1285_GMTN1011_00_2	3-Sep-19	3-Sep-19	JPY2.160bn 1.30% Dual Currency Notes due 3 September 2019		0.00	2,160,000,000.00
					JPY - TOTAL	0.00	2,160,000,000.00
NZD							
NZD	1041_GMTN0783_00_2	27-Aug-19	27-Aug-19	NZD3mn 4.18% Notes due 27 August 2019		0.00	3,000,000.00
					NZD- TOTAL	0.00	3,000,000.00
TRY							
TRY	1089_GMTN0826_00_2	15-Aug-19	15-Aug-19	TRY252mn 9.10% Notes due 15 August 2019		0.00	252,000,000.00
TRY	1134_GMTN0868_00_2	18-Jul-19	18-Jul-19	TRY 78.6mn 7.8% Notes due 18 July 2019		0.00	78,600,000.00
					TRY- TOTAL	0.00	330,600,000.00
USD							
USD	0881_GMTN0634_00_2	6-Jul-41	8-Jul-19	USD10mn Zero Coupon Callable Notes due 6 July 2041		14,813,999.25 [c]	0.00
USD	1084_GMTN0821_00_1	10-Jul-19	10-Jul-19	USD1bn Floating Rate Notes due 10 July 2019		0.00	1,000,000,000.00
USD	1084_GMTN0821_01_1	10-Jul-19	10-Jul-19	USD50mn Floating Rate Notes due 10 July 2019		0.00	50,000,000.00
USD	1142_GMTN0875_00_1	16-Aug-19	16-Aug-19	USD800mn 1.00% Global Notes due 16 August 2019		0.00	800,000,000.00
					USD - TOTAL	14,813,999.25	1,850,000,000.00
ZAR							
ZAR	1135_GMTN0869_00_2	18-Jul-19	18-Jul-19	ZAR353mn 7.10% Notes due 18 July 2019		0.00	353,000,000.00
					ZAR - TOTAL	0.00	353,000,000.00

[a] Partial buyback on indicated Redemption Date

[b] BRL186.34mn was bought back in 2017 and BRL20.44mn in 2018

[c] Amortized face amount of the note at the time the call option was exercised.